Exhibit D

CELATOR PHARMACEUTICALS, INC.

NOTICE PURSUANT TO SECTION 228

OF THE GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

April     , 2013

To the Stockholders of Celator Pharmaceuticals, Inc.:

The purpose of this letter is to notify you that certain actions have been taken by written consent of the stockholders of Celator Pharmaceuticals, Inc. (the “Company”) pursuant to Section 228 of the Delaware General Corporation Law. Section 228 permits a Delaware corporation to take a corporate action that requires stockholder approval without holding a stockholders meeting if the corporation: (a) obtains the written consent of those stockholders who would have been entitled to cast at least the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting and (b) gives prompt notice of the corporate action to those stockholders who do not consent in writing.

Accordingly, this letter constitutes notice that, by written consent dated April     , 2013, the stockholders of the Company, as of the record date of April 15, 2013, who would have been entitled to cast at least the minimum number of votes necessary to authorize such action at a meeting of stockholders authorized the following actions:

1. An amendment to our Third Amended and Restated Certificate of Incorporation to require that all actions required or permitted to be taken by our stockholders be taken at a meeting of stockholders and not by written consent;

2. The adoption of the Celator Pharmaceuticals, Inc. 2013 Equity Incentive Plan; and

3. The adoption of the Celator Pharmaceuticals, Inc. 2013 Employee Stock Purchase Plan.

If you have any questions or would like any additional information, please contact me at (609) 243-6243.

Sincerely,

Scott Jackson,
Chief Executive Officer